Exhibit 12
Norfolk Southern Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	2015	2014	2013	2012	2011

EARNINGS
Income from continuing operations before income
taxes as reported	$2,442	$3,134	$2,965	$2,758	$2,918

Add (subtract):
Total interest expenses (as detailed below)	584	592	576	546	504
Amortization of capitalized interest	12	11	12	10	9
Income of partially owned entities(1)	(50)	(46)	(51)	(45)	(39)
Total earnings	$2,988	$3,691	$3,502	$3,269	$3,392

FIXED CHARGES
Interest expense on debt	$545	$545	$525	$495	$455
Interest expense on unrecognized tax benefit	(3)	1	1	(1)	(9)
Other interest expense	7	11	11	10	12
Calculated interest portion of rent expense(2)	35	35	39	42	46
Total interest expenses	584	592	576	546	504

Capitalized interest	21	19	18	20	19
Total fixed charges	$605	$611	$594	$566	$523

RATIO OF EARNINGS TO FIXED CHARGES	4.94	6.04	5.90	5.78	6.49

(1) Represents undistributed income of equity investees included in income from continuing operations before income taxes as reported.
(2) Interest component of leases includes one-third of rental expense which approximates the interest component of operating leases.